                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         Hollywood Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   436132203
--------------------------------------------------------------------------------
                                (CUSIP Number)

       William D. Pratt, Executive Vice President, Secretary and General
                                   Counsel,
         Hollywood Casino Corporation, Two Galleria Tower, Suite 2200,
          13455 Noel Road, LB 48, Dallas, Texas 75240, (972) 392-7777
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
--------------------------------------------------------------------------------

                               DECEMBER 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 436132203                   13D                PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack E. Pratt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,431,594 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,431,594 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,431,594 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      21.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

(1) Represents Common Stock owned of record by Jack E. Pratt (716,329 shares), J.E. Pratt Co. No. 1 (1,799,387), the W.D. Pratt Family Trust (1,003,867 shares), C.A. Pratt Partners, Ltd. (1,282,123 shares), Jack E. Pratt, Custodian for Michael Eldon Pratt (229,444 shares), Jack E. Pratt, Custodian for Caroline de La Fontaine Pratt (229,444 shares), MEP Family Partnership (14,000 shares) and CLP Family Partnership (7,000 shares), and also includes currently exercisable options held by Jack E. Pratt to purchase 150,000 shares of Common Stock.

-----------------------                                  ---------------------
  CUSIP NO. 436132203                   13D                PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. E. Pratt Co. No. 1
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,799,387 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,799,387 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,799,387
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      7.22%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

(1)  Power is exercised through its Managing General Partner, Jack E. Pratt.

-----------------------                                  ---------------------
  CUSIP NO. 436132203                   13D                PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      W.D. Pratt Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,003,867 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,003,867 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,003,867
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      4.03%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00-Trust
------------------------------------------------------------------------------

(1)  Power is exercised through its Trustee, Jack E. Pratt.

-----------------------                                  ---------------------
  CUSIP NO. 436132203                   13D                PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C.A. Pratt Partners, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,282,123 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,282,123 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,282,123
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

(1)  Power is exercised through its General Partner, Jack E. Pratt.

-----------------------                                  ---------------------
  CUSIP NO. 436132203                   13D                PAGE 6 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MEP Family Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

(1)  Power is exercised through its Managing Partner, Jack E. Pratt.

-----------------------                                  ---------------------
  CUSIP NO. 436132203                   13D                PAGE 7 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CLP Family Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

(1)  Power is exercised through its Managing Partner, Jack E. Pratt.

Item 1.   Security and Issuer.
------    -------------------

     This statement relates to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Hollywood Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

Item 2.   Identity and Background.
------    -----------------------

     This statement is filed on behalf of Jack E. Pratt, individually, as Custodian for Michael Eldon Pratt, a minor, and as Custodian for Caroline de La Fontaine Pratt, a minor; J.E. Pratt Co. No. 1 (the "Partnership"); the W.D. Pratt Family Trust (the "Trust"); C.A. Pratt Partners, Ltd. (the "Limited Partnership"); MEP Family Partnership ("MEP Partnership"); and CLP Family Partnership ("CLP Partnership") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     Jack E. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as the Chairman of the Board and Chief Executive Officer of the Company. The Company owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi. Jack E. Pratt acts as the appointed Custodian of his minor children Michael Eldon Pratt and Caroline de La Fontaine Pratt.

     The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt is the Managing General Partner of the Partnership. The general partners of the Partnership are Jack E. Pratt; C.A. Pratt Partners, Ltd., which is controlled by Jack E. Pratt, its General Partner; Jill P. LaFerney, whose principal employment is owning and operating an ice cream business and whose principal business address is 9054 Briarwood, Dallas, Texas 75209; and John R. Pratt, whose occupation is project manager for HWCC Development Corporation, a construction and development company, and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240. The principal business of the Partnership is to hold investments for the benefit of its partners. The address of the Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The Trust is governed by the laws of the State of Texas and is located in Texas. Jack E. Pratt is the Trustee of the Trust. The primary beneficiaries of the Trust are William D. Pratt, Jr., who is currently on medical leave from the Company and whose principal business address is 13455 Noel Road, Suite 2200, Dallas, Teaxas 75240; Shawn Denise Bradshaw, a homemaker; Michael Shannan Pratt, whose occupation is serving as Vice President of Operations of Hollywood Casino-Aurora, Inc., which owns a casino in Aurora, Illinois, and whose principal business address is 49 West Galena Blvd., Aurora, Illinois 60506; and Linda M. Pratt, a homemaker. The principal business of the Trust is to hold investments for the benefit of its beneficiaries. The address of the Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite
2200, Dallas, Texas 75240.

     The Limited Partnership is organized as a limited partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt is the sole General Partner of the Limited Partnership and acts as its Managing Partner.
The principal business of the Limited Partnership is to hold investments for the benefit of its partners. The address of the Limited Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     MEP Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt and Aileene M. Pratt are the Managing General Partners of MEP Partnership. The general partners of MEP Partnership are Jack E. Pratt; Aileene M. Pratt, a homemaker; and Lizette Mejia, as Custodian for Michael Eldon Pratt (a minor), whose occupation is memorabilia archivist for HWCC Development Corporation, a construction and development company, and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240. The principal business of MEP Partnership is to hold investments for the benefit of its partners. The address of MEP Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     CLP Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt and Aileene M. Pratt are the Managing General Partners of CLP Partnership. The general partners of CLP Partnership are Jack E. Pratt; Aileene M. Pratt; and Lizette Mejia, as Custodian for Caroline de La Fontaine Pratt (a minor). The principal business of CLP Partnership is to hold investments for the benefit of its partners. The address of CLP Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership, Trustee of the Trust, General Partner of the Limited Partnership, Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt and Managing Partner of MEP Partnership and CLP Partnership, none of the Reporting Persons, general partners of the Partnership, the primary beneficiaries of the Trust, the limited partners of the Limited Partnership or the general partners of MEP Partnership or CLP Partnership have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership, Trustee of the Trust, General Partner of the Limited Partnership, Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt and Managing Partner of MEP Partnership and CLP Partnership, none of the Reporting Persons, general partners of the Partnership, the primary beneficiaries of the Trust, the limited partners of the Limited Partnership or the partners of MEP Partnership or CLP Partnership have, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Jack E. Pratt, Jill P. LaFerney, John R. Pratt, William D. Pratt, Jr., Shawn Denise Bradshaw, Michael Shannan Pratt, Linda M. Pratt, Aileen M. Pratt, Michael Eldon Pratt, Caroline de La Fontaine Pratt and Lizette Mejia are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction.
------    --------------------------

     William D. Pratt, the brother of Jack E. Pratt, served as Trustee of the J.E. Pratt Family Trust (the "Pratt Family Trust"). In the prior 13G filings of William D. Pratt relating to the Company, William D. Pratt, as Trustee, was reported as the beneficial owner of the shares of Common Stock owned by the Pratt Family Trust. On December 17, 1997, the Pratt of Family Trust distributed 4,588,867 shares of Common Stock to its beneficiaries (the "Distribution"). Pursuant to the Distribution and concurrent gifts from certain beneficiaries of the Pratt Family Trust of Common Stock which such beneficiaries received in the Distribution, the beneficial ownership of 1,147,217 shares of Common Stock of the Company was shifted from William D. Pratt, as Trustee, to Jack E. Pratt, individually.

     No consideration was paid by the beneficiaries of the Pratt Family Trust in return for the shares received in the Distribution. The acquisition of the above Common Stock by Jack E. Pratt involved no independent action on his behalf.

     MEP Partnership acquired all of the shares of Common Stock held of record by it pursuant to a purchase of 7,000 shares of Common Stock in the open market, on October 1, 1997, and a gift of an additional 7,000 shares of Common Stock by Jack E. Pratt, individually, on December 31, 1996.

     CLP Partnership acquired all of the shares of Common Stock held of record by it pursuant to a purchase of 7,000 shares of Common Stock in the open market on October 1, 1997.

      The Reporting Persons hold such shares for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) Jack E. Pratt, individually, owns of record 1,175,217 shares of Common Stock of the Company, of which 229,444 shares are owned as Custodian for Michael Eldon Pratt and 229,444 shares are owned as Custodian for Caroline de La Fontaine Pratt (representing approximately 4.69% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 5,431,594 shares of Common Stock (representing approximately 21.7% of the shares of Common Stock outstanding on December 31,1997, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 716,329 shares owned of record by him, 1,799,387 shares owned of record by the Partnership; 1,003,867 shares owned of record by the Trust; 1,282,123 shares owned of record by the Limited Partnership; 229,444 shares owned of record by Jack E. Pratt, Custodian for Michael Eldon Pratt; 229,444 shares owned of record by Jack E. Pratt, Custodian for Caroline de La Fontaine; 14,000 shares owned of record by MEP Family Partnership; 7,000 shares owned of record by CLP Family Partnership; and currently exercisable options held by Jack E. Pratt to purchase 150,000 shares of Common Stock.

     The Partnership owns of record and beneficially an aggregate of 1,799,387 shares of Common Stock of the Company (representing approximately 7.22% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons).

     The Trust owns of record and beneficially an aggregate of 1,003,867 shares of Common Stock of the Company (representing approximately 4.03% of the shares of Common Stock outstanding on December 31,1997, based on information supplied by the Company to the Reporting Persons).

     The Limited Partnership owns of record and beneficially an aggregate of 1,282,123 shares of Common Stock of the Company (representing approximately 5.15% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons).

     MEP Partnership owns of record and beneficially an aggregate of 14,000 shares of Common Stock of the Company (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons).

     CLP Partnership owns of record and beneficially an aggregate of 7,000 shares of Common Stock of the Company (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons).

     Aileene M. Pratt owns beneficially an aggregate of 21,000 shares of Common Stock of the Company (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1997, based on information supplied by the Company to the Reporting Persons).

     None of Jill P. LaFerney, John R. Pratt, or Lizette Mejia own of record or beneficially any shares of Common Stock.

     The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) Jack E. Pratt has sole voting power and sole dispositive power with respect to the 716,329 shares of Common Stock owned of record by him; the 1,799,387 shares of Common Stock owned of record by the Partnership; the 1,003,867 shares of Common Stock owned of record by the Trust; the 1,282,123 shares of Common Stock owned of record by the Limited Partnership; the 229,444 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Michael Eldon Pratt; and the 229,444 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Caroline de La Fontaine Pratt. Jack E. Pratt has shared voting powers and shared dispositive powers with respect to the 14,000 shares of Common Stock owned of record by MEP Partnership; and the 7,000 shares of Common Stock owned of record by CLP Partnership, for a total of 5,281,594 aggregate shares of Common Stock of the Company.

     The Partnership has sole voting power and sole dispositive power with respect to the 1,799,387 shares of Common Stock owned of record by it.

     The Trust has sole voting power and sole dispositive power with respect to the 1,003,867 shares of Common Stock owned of record by it.

     The Limited Partnership has sole voting power and sole dispositive power with respect to the 1,282,123 shares of Common Stock owned of record by it.

     MEP Partnership has sole voting power and sole dispositive power with respect to the 14,000 shares of Common Stock owned of record by it.

     CLP Partnership has sole voting power and sole dispositive power with respect to the 7,000 shares of Common Stock owned of record by it.

     None of Jill P. LaFerney, John R. Pratt or Lizette Mejia have the power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     (c) The only transaction by the Reporting Persons in the Common Stock of the Company during the past 60 days is the Distribution and gifts described in
Item 4 above. The description of the Distribution and gifts in Item 4 is hereby incorporated by this reference.

     (d) Jack E. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 716,329 shares of Common Stock owned of record by him; the 229,444 shares of Common Stock owned of record by him, as Custodian for Michael Eldon Pratt; and the 229,444 shares of Common Stock owned of record by him, as Custodian for Caroline de La Fontaine Pratt. The Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,799,387 shares of Common Stock owned of record by it. The Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,003,867 shares of Common Stock owned of record by it. The Limited Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,282,123 shares of Common Stock owned of record by it. MEP Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 14,000 shares of Common Stock owned of record by it. CLP Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 7,000 shares of Common Stock owned of record by it. Jack E. Pratt and Aileene M. Pratt have the shared right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 21,000 shares of Common Stock owned of record by MEP Partnership and CLP Partnership.

     None of Jill P. LaFerney, John R. Pratt or Lizette Mejia have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Jack E. Pratt is the Managing General Partner of the Partnership and the Limited Partnership; the Trustee of the Trust; Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt; and Managing Partner of MEP Partnership and CLP Partnership, all of which own Common Stock of the Company.

     Attached hereto as Exhibit 7.1 and incorporated herein by reference is a
                        -----------
copy of a Joint Filing Agreement.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1  Joint Filing Agreement.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1998

                                    JACK E. PRATT


                                    /s/  Jack E. Pratt
                                    -------------------------


                                    W.D. PRATT FAMILY TRUST


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Trustee


                                    J.E. PRATT CO. NO. 1


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Managing General Partner


                                    C.A. PRATT PARTNERS, LTD.


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         General Partner


                                    MEP FAMILY PARTNERSHIP


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Managing Partner

                                    CLP FAMILY PARTNERSHIP


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Managing Partner

                                  EXHIBIT 7.1
                            JOINT FILING AGREEMENT
                            ----------------------


          In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with regard to the common stock of Hollywood Casino Corporation, and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 10th day of February, 1998.


                                    JACK E. PRATT


                                    /s/  Jack E. Pratt
                                    -------------------------


                                    W.D. PRATT FAMILY TRUST


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Trustee


                                    J.E. PRATT CO. NO. 1


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Managing General Partner


                                    C.A. PRATT PARTNERS, LTD.


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         General Partner

                                    MEP FAMILY PARTNERSHIP


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Managing Partner



                                    CLP FAMILY PARTNERSHIP


                                    /s/  Jack E. Pratt
                                    -------------------------
                                    By:  Jack E. Pratt
                                         Managing Partner